February 18, 2009

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	PetroAlgae Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for each of the periods ended March 31, June 30 and September 30, 2008
Form 8-K filed December 29, 2008

Dear Mr. Burton:

On behalf of our client, PetroAlgae Inc. (the “Company”), we respond to the Staff’s comment letter, dated February 3, 2009, relating to the Company’s (i) Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), (ii) Form 10-Q for the period ended March 31, 2008 (the “Q1 Form 10-Q”), (iii) Form 10-Q for the period ended June 30, 2008 (the “Q2 Form 10-Q”), (iv) Form 10-Q for the period ended September 30, 2008 (the “Q3 Form 10-Q”), and (v) Form 8-K filed December 29, 2008.

As previously discussed with the Staff, please find enclosed a draft Form 10-K/A which reflects the Company’s response to the Staff’s comments on the 2007 Form 10-K, a draft Form 10-Q/A which reflects the Company’s response to the Staff’s comment on the Q1 Form 10-Q, a draft Form 10-Q/A which reflects the Company’s response to the Staff’s comment on the Q2 Form 10-Q, a draft Form 10-Q/A which reflects the Company’s response to the Staff’s comment on the Q3 Form 10-Q, and a draft Form 8-K which reflects the Company’s response to the Staff’s comment #4.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

Form 10-K for the year ended December 31, 2007

Financial statements

1.

Please refer to prior comment 3. We note that you continue to believe that your disclosure controls and procedures were effective based on the fact that management had performed the assessment of internal control over financial reporting. However, we note that the company failed to include its report on internal control over financial reporting in the Form 10-K for the year ended December 31, 2007 as required by Item 9A(T) of Regulation S-K. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, in reaching a conclusion that your disclosure controls and procedures were effective. Further to the above, as discussed in compliance and disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over

Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:

The 2007 Form 10-K has been revised to address the Staff’s comment. Please find enclosed as Exhibit A hereto a draft Form 10-K/A which reflects the Company’s response to the Staff’s comment.

2.	We note your response to prior comment 4. We further note that the draft Form 10-K/A included as Exhibit A to your response letter does not appear to include revised certifications. In connection with the Form 10-K/A for the year ended December 31, 2007, please also include revised certifications that include all of the information as set forth in Item 601(b)(31) of Regulation S-K, including the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b). In this regard, please note that to the extent your Form 10-K/A does not include financial statements, you may elect to omit the third paragraph of the certification. Finally, please note that each of your current Principal Executive Officer and Principal Financial Officer is required to sign a separate certification for each amendment. Refer to Question 3 of the Frequently Asked Questions Regarding the Sarbanes-Oxley Act of 2002 (revised November 14, 2002).

Response:

The 2007 Form 10-K has been revised to address the Staff’s comment. Please find enclosed as Exhibit A hereto a draft Form 10-K/A which reflects the Company’s response to the Staff’s comment.

Forms 10-Q as of March 31, 2008, June 30, 2008 and September 30, 2008

Exhibit 31.1

3.	We note that the certifications filed in Exhibit 31.1 to each of your Forms 10-Q in 2008 do not include the language regarding internal control over financial reporting in the introduction to paragraph and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please file an amendment to each of your Forms 10-Q that includes the cover page, an explanatory page, the signature page and the certifications of each of your current Principal Executive Officer and Principal Financial Officer that conforms to Item 601(b)(31) of Regulation S-K. Please note that to the extent your Forms 10-Q/A do not include financial statements, you may elect to omit the third paragraph of the certification.

Response:

The QI Form 10-Q, the Q2 Form 10-Q and the Q3 Form 10-Q have been revised to address the Staff’s comment. Please find enclosed as Exhibit B hereto a draft Form 10-Q/A for each of 2008 quarterly reports which reflect the Company’s response to the Staff’s comment.

Form 8-K Filed December 29, 2008

4.	We note that PetroAlgae’s historical financial statements have been audited by Stark Winter Schenkein & Co., LLP. However, Dover Glen’s historical financial statements were audited by Michael F. Cronin. Please tell us who will be the continuing auditor. In addition, tell us how you have considered the disclosure requirements of Item 4.01 of Form 8-K.

Response:

The Company’s continuing auditor will be Stark Winter Schenkein & Co., LLP, the auditor of PA LLC (formerly PetroAlgae, LLC). As the Company is no longer operating as a shell company, it no longer requires the services of the shell company’s auditor, Michael F. Cronin, CPA. Please find enclosed as Exhibit C hereto a draft Form 8-K which reflects the Company’s response to the Staff’s comment.

* * * * *

If you have any questions or comments regarding this submission, please feel free to call me at (212) 880-6160 or by e-mail at draglan@torys.com.

Very truly yours,

/s/ Daniel P. Raglan

Daniel P. Raglan

Enclosures

cc:	Kevin L. Vaughn
Martin James
(Securities and Exchange Commission)

David Szostak
Reed Clary
(PetroAlgae Inc.)

Andrew J. Beck
Julie Angell
(Torys LLP)

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 10-K/A

AMENDMENT NO. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0—24836

PETROALGAE INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1901 S. Harbor City Boulevard, Suite 300 Melbourne, Florida	32901
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code—(321) 409-7500

Securities registered under Section 12 (b) of the Exchange Act: NONE

Securities registered under to Section 12 (g) of the Exchange Act:

Common Stock, $.001 Par Value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.    ☒ Smaller Reporting Company.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    YES  ☐    NO  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.    Approximately $8,760,365 (6,844,035 shares at $1.28).

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PRECEDING FIVE YEARS:

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    YES  ☐    NO  ☐

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. 104,425,246 as of February 17, 2009.

DOCUMENTS INCORPORATED BY REFERENCE: NONE

Transitional Small Business Disclosure Format (check one)    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 10-K/A is being filed by PetroAlgae Inc. (the “Company”) to amend its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 18, 2008 (the “2007 Form 10-K”), (i) to revise its conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report, (ii) to include under Item 9A(T) (Controls and Procedures) Management’s Annual Report on Internal Control over Financial Reporting, and (iii) to revise the certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934 to include language regarding internal control over financial reporting.

ITEM 9A(T).	CONTROLS AND PROCEDURES

It is the responsibility of the chief executive officer and chief financial officer of the Company to establish and maintain a system for internal controls over financial reporting such that the Company properly reports and files all matters required to be disclosed by the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company’s system is designed so that information is retained by the Company and relayed to counsel as and when it becomes available. As of December 31, 2007, Michael Anthony was the Company’s sole officer and director, and the Company was a shell company with no or nominal business operations. After conducting an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, Mr. Anthony concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective to ensure that information required to be disclosed by it in its reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). However, in light of the fact that Management’s Report on Internal Control over Financial Reporting (“Management’s Report”) was inadvertently omitted even though it had been completed, the Company is required to revise its conclusion regarding its disclosure controls and procedures and conclude that those disclosure controls and procedures were not effective as of the end of the 2007 fiscal year. Management’s Report is reproduced below and management has revised its disclosure controls and procedures to remedy the defect.

No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the fourth quarter of our fiscal year ended December 31, 2007 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 15.	EXHIBITS

Exhibit 31.1	Rule 13a-14(a) Certification of President

Exhibit 31.2	Rule 13a-14(a) Certification of Chief Financial Officer

SIGNATURE

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February , 2009	PETROALGAE INC.

By:
	Name:	David Szostak
	Title:	President

EXHIBIT 31.1

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2007 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: President

EXHIBIT 31.2

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2007 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: Chief Financial Officer

Exhibit B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: March 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0 - 24836

PetroAlgae Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1901 S. Harbor City Blvd., Suite 300 Melbourne, FL	32901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 321-409-7500

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under to Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value

(Title of Class)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large Accelerated Filer  ☐         Accelerated Filer  ☐         Non-accelerated filer  ☐             Smaller reporting company  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

The number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date, is 104,425,246 as of February 17, 2009.

EXPLANATORY NOTE

This Form 10-Q/A is being filed by PetroAlgae Inc. to amend its Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on June 18, 2008, to revise the certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934 to include language regarding internal control over financial reporting.

ITEM 15. EXHIBITS

Exhibit 31.1	Rule 13a-14(a) Certification of President

Exhibit 31.2	Rule 13a-14(a) Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROALGAE INC.

By:
Name: David Szostak
Title: President

Date: February     , 2009

EXHIBIT 31.1

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended March 31, 2008 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: President

EXHIBIT 31.2

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended March 31, 2008 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0 - 24836

PetroAlgae Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1901 S. Harbor City Blvd., Suite 300 Melbourne, FL	32901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 321-409-7500

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under to Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value

(Title of Class)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large Accelerated Filer  ☐         Accelerated Filer  ☐        Non-accelerated filer  ☐         Smaller reporting company  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

The number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date, is 104,425,246 as of February 17, 2009.

EXPLANATORY NOTE

This Form 10-Q/A is being filed by PetroAlgae Inc. to amend its Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 6, 2008, to revise the certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934 to include language regarding internal control over financial reporting.

ITEM 15.	EXHIBITS

Exhibit 31.1	Rule 13a-14(a) Certification of President

Exhibit 31.2	Rule 13a-14(a) Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROALGAE INC.

By:
Name: David Szostak
Title: President

Date: February     , 2009

EXHIBIT 31.1

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended June 30, 2008 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: President

EXHIBIT 31.2

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended June 30, 2008 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0 - 24836

PetroAlgae Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1901 S. Harbor City Blvd., Suite 300 Melbourne, FL	32901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 321-409-7500

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under to Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value

(Title of Class)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large Accelerated Filer  ☐         Accelerated Filer  ☐         Non-accelerated filer  ☐        Smaller reporting company  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

The number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date, is 104,425,246 as of February 17, 2009.

EXPLANATORY NOTE

This Form 10-Q/A is being filed by PetroAlgae Inc. to amend its Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 3, 2008, to revise the certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934 to include language regarding internal control over financial reporting.

Item 15.	EXHIBITS

Exhibit 31.1	Rule 13a-14(a) Certification of President
Exhibit 31.2	Rule 13a-14(a) Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROALGAE INC.

By:
Name: David Szostak
Title: President

Date: February     , 2009

EXHIBIT 31.1

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended September 30, 2008 of PetroAlgae, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: President

EXHIBIT 31.2

CERTIFICATION

I, David Szostak, certify that:

1.	I have reviewed this Quarterly Report for the quarter ended September 30, 2008 of PetroAlgae Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	[Omitted];

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February , 2009

Name: David Szostak
Title: Chief Financial Officer

Exhibit C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 15, 2009

PetroAlgae Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1901 S. Harbor City Blvd., Suite 300 Melbourne, FL	32901
(Address of principal executive offices)	(Zip Code)

321-409-7500

(Our telephone number)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On March 19, 2008, the registrant engaged Michael F. Cronin, CPA, Winter Springs, Florida, as its independent auditor. Michael F. Cronin audited the balance sheets of Voxel (successor company) as of December 31, 2007 and 2006 and the related statements of operations, stockholders’ equity and cash flows for the years then ended.

On December 16, 2008, through an acquisition of Series B preferred stock and common stock of the registrant and resulting conversion of the preferred stock into common stock, PetroTech Holdings Corp., a Delaware corporation (“PetroTech Holdings”), became the owner of 100,000,000 shares of common stock of the registrant which, as of December 16, 2008, represented 99.9% of the total issued and outstanding common stock of the Company and 99.9% of the voting power.

On December 19, 2008, PetroTech Holdings assigned its entire interest in PA LLC, a Delaware limited liability company, to the registrant for no consideration. As a result of this assignment, the registrant’s membership interest in PA LLC was approximately 81.1% on a fully-diluted basis (not including a purchase option held by PetroTech Holdings) and the registrant ceased being a shell company.

The business of PA LLC is the registrant’s sole line of business.

The independent registered public accounting firm of Stark Winter Schenkein & Co., LLP (“Stark Winter”), audited the balance sheets of PA LLC as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ (deficit) and cash flows for the year ended December 31, 2007, the period from inception (September 22, 2006) to December 31, 2006, and the period from inception (September 22, 2006) through December 31, 2007.

Upon completion of the acquisition of the registrant and subsequent assignment of the PA LLC business to the registrant, Michael F. Cronin, CPA resigned effective January 15, 2009 and was replaced by Stark Winter. These actions were approved by the registrant’s Board of Directors.

Michael F. Cronin’s report on the registrant’s financial statements as of December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2007 and 2006, and through January 15, 2009, there were no disagreements with Michael F. Cronin on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Michael F. Cronin’s satisfaction, would have caused Michael F. Cronin to make reference thereto in its report on the financial statements for such years or any subsequent periods through January 15, 2009. During the fiscal years ended December 31, 2007 and 2006, and through January 15, 2009, there were no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The registrant provided a copy of this Current report on Form 8-K to Michael F. Cronin and asked Michael F. Cronin to furnish the registrant with a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the above statements. Such letter from Michael F. Cronin dated February 19, 2009 is attached as Exhibit 16.1 to this Current report on Form 8-K.

On January 15, 2009, Stark Winter was engaged to serve as the registrant’s independent registered public accounting firm for the year ended December 31, 2008.

During the fiscal years ended December 31, 2007 and 2006 and through January 15, 2009, the registrant did not consult with Stark Winter on: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the registrant’s financial statements, and Stark Winter did not provide either a written report or oral advice to the registrant that was an important factor considered by the registrant in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(c)	Exhibit Index

Exhibit Number	Description

16.1	Letter from Michael F. Cronin, CPA, dated February 19, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROALGAE INC.

Date: February 19, 2009	By:
	Name:	David Szostak
	Title:	President

Exhibit 16.1

Michael F. Cronin, CPA
687 Lee Road, Ste 210 Rochester, NY 14606	407-754-7027 email mikeccpa@aol.com	1574 Eagle Nest Circle Winter Springs, FL 32708

February 19, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington D.C. 20549

Dear Sir/Madam:

PetroAlgae Inc. (the “Company”) has made available to me a copy of its Current Report on Form 8-K, dated February 19, 2009 in which it provides information pursuant to Item 4.01 with regard to “Changes in Registrant’s Certifying Accountant”.

I have reviewed the disclosure under Item 4.01 and agree with its statements concerning the scope and results of my engagement as the Company’s prior auditor.

Sincerely,

/s/ Michael F. Cronin

Michael F. Cronin Certified Public Accountant